ATTACHMENT OF DISCLOSURES REQUIRED BY ITEMS 77K OF FORM N-SAR


(Attachment also required pursuant to Sections 304(a)(1) and (2) of Regulation S-K)

On April 23, 2009, the Funds Audit Committee and Board selected Cohen Fund Audit Services (Cohen) to replace Ernst & Young, LLP (Ernst) as the Funds auditors for the fiscal year ending February 28, 2010.

On April 23, 2009, upon receipt of notice that Cohen was selected as the Funds auditor Ernst, resigned as independent auditors to the Fund. Ernsts reports on the Funds financial statements for the fiscal years ended February 28, 2008 and 2009 contained no adverse opinion or a disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended February 28, 2008 and 2009 through the date of engagement of Cohen, there were no disagreements with Ernst on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Ernst, would have caused Ernst to make reference to the subject matter of the disagreements in connection with its reports on the Funds financial statements for such periods.

Neither the Fund nor anyone on its behalf consulted with Cohen on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Fund's financial statements as a result of such consultations or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item 304).